Supplement Dated August 29, 2025
To The Notice Documents Dated April 28, 2025 For

PERSPECTIVE INVESTOR® INDIVIDUAL FLEXIBLE PREMIUM ADJUSTABLE
VARIABLE LIFE INSURANCE POLICY, and ULTIMATE INVESTOR® VUL and JACKSON ADVISORSM VUL
INDIVIDUAL FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account IV

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice document for future reference. To obtain an additional copy of a notice document, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com.

➢    Effective August 28, 2025, the following changes have been made to “Appendix A: (Funds Available Under the Contract)” of your notice document, in order to reflect sub-adviser removals:

•For the JNL Multi-Manager International Small Cap Fund, Baillie Gifford Overseas Limited has been removed as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

•For the JNL Multi-Manager Small Cap Growth Fund, Victory Capital Management Inc. has been removed as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".
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(To be used with VC5825GWND 04/25, VC5884GWND 04/25 and VC5885GWND 04/25

VPS00129 08/25